

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Richard Hurd
Chief Executive Officer
1895 Bancorp of Wisconsin, Inc.
7001 West Edgerton Avenue
Greenfield, WI 53220

> **Re: 1895 Bancorp of Wisconsin, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 11, 2021**
> **File No. 333-254135**

Dear Mr. Hurd:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance